

December 15, 2010

Antoinette P. McCorvey
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, NY 14650

> **Re: Eastman Kodak Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-87**

Dear Ms. McCorvey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief